Exhibit 4.23

31st January 2014

Mr. Jasmeet Singh

MakeMyTrip (India) Private Limited

Dear Jasmeet,

On September 10, 2013, IBM and SYNNEX announced a definitive agreement in which SYNNEX will acquire IBM’s worldwide customer care business process outsourcing services business. The acquisition will be branded and fully integrated with Concentrix, a wholly owned subsidiary of SYNNEX. The transaction is expected to close on January 31,2014, subject to the satisfaction of regulatory requirements and customary closing conditions.

We are privileged to be able to work with MakeMyTrip. This acquisition allows us to harness the flexibility, velocity, and passion of Concentrix with the scale, tools and expertise of IBM. We will have a presence in 40+ countries and 50+ delivery centers, supporting 40+ languages, with 45,000+ professionals worldwide. Concentrix will continue to invest in our people to provide new learning opportunities, staff development, leadership training, and technology in our continued quest to be your “go-to-partner” for all your customer care and industry process services needs.

The company integration will be a gradual process, and you can be assured we are focused on providing a seamless transition. We will continue working hard to earn your business, and I want to personally thank you for your loyalty and support.

The attachment to this letter contains some additional information to help prepare your company for conducting business with Concentrix after transfer of your contract, currently expected to occur on January 31, 2014.

Please do not hesitate to reach out to Bharat Sikri by phone at +91-9810606161 or email at bharat.sikri@cx.concentrix.com, if you require additional information.

Thank you.

/s/ Chris Caldwell

Chris Caldwell

President, Concentrix Corporation

Doing Business with Concentrix

We anticipate that you and the MakeMyTrip organization will experience a smooth transition. During this process, Bharat Sikri will be available to answer any questions and to address your ongoing business needs. Here are some important actions to consider as the transition to Concentrix occurs.

Procurement Process

1.	Concentrix may need to be established as a vendor for MakeMyTrip.

2.	If you have a Purchase Order with IBM for customer care services, a new Purchase Order may need to be reissued to reflect the services that are moving to Concentrix

Customer Identification Numbers

After closing (projected to be January 31, 2014), IBM customer number for MakeMyTrip may be replaced by new customer numbers from Concentrix. Your Concentrix customer numbers will appear on new transaction documents.

Purchasing, Invoicing, and Accounts Payable

If you have a quote for purchase of customer care services outstanding with IBM at closing of the transaction, you should work with Bharat Sikri to receive an updated document from Concentrix.

With regard to payments, MakeMyTrip should pay all invoices issued by IBM to IBM. All invoices issued by Concentrix should be paid to Concentrix. Your Concentrix invoice will contain remit to address and account information for payment.

Banking information for electronic remittance and Tax Identification Number will remain the same after the closing date.

All purchase documentation, such as invoices, will continue to be sent to your address listed in your Customer Care Contract with IBM.

IBM and Concentrix are committed to working together to help assure continued service excellence. Please work with Bharat Sikri for any additional questions or concerns you have with the transition to Concentrix.